Amendment to the By-Laws of the Company

        Pursuant to a resolution of the Board of Directors of the Company, dated October 21, 1997, the By-Laws of the Company were amended by changing the last sentence of Section 3.01 to read as follows:

        The number of directors of the corporation shall be eight.